Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hanmi Financial Corporation:

We consent to the incorporation by reference in this registration statement on Form S-3 of Hanmi Financial Corporation (the Company) of our reports dated March 16, 2011, with respect to the consolidated balance sheets of Hanmi Financial Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Hanmi Financial Corporation.

Our report on the consolidated financial statements contains an explanatory paragraph that states the Company and its wholly-owned subsidiary Hanmi Bank have entered into a Written Agreement (the Agreement) with the Federal Reserve Bank of San Francisco and Hanmi Bank has consented to the issuance of a Final Order (the Order) from the California Department of Financial Institutions. The Order requires the Company to, among other things, achieve specific regulatory capital ratios by December 31, 2010. The ability of the Company to comply the terms of this agreements and requirements raises substantial doubt about its ability to continue as a going concern. Management plans in response to this matter are described in note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

/s/ KPMG LLP

Los Angeles, California

November 15, 2011